

SAYID AND ASSOCIATES LLP
Attorneys and Counselors at Law
408 West 57th Street, Suite 8E
NEW YORK, NY 10019
TEL: (212) 262-1166
FAX: (212) 247-7535
E-MAIL: SAYIDLAW@AOL.COM

6188

Received SEC
MAR 11 2010
Washington, DC 20549

March 8, 2010

Janice McGuirk, Esq.
Blaise Rhodes, Esq.
Division of Corporate Finance
United States Securities and
Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Inicia Incorporated ("Inicia" or the "Company")
Form 1-A Amendment No. 12
File No. 24-10228

Dear Ms. McGuirk and Mr. Rhodes:

As you know this Law Firm represents the above referenced Company.

Enclosed please find three (3) red-lined copies and seven (7) standard copies (one of which is manually signed) of the Company's Form 1-A Amendment No. 12.

We have also added a cover letter from Bruce Dugan, the President of Inicia Inc.

Thank you for your consideration.

If you have any questions, please feel free to contact the undersigned.

Very truly yours,

M. David Sayid
Sayid and Associates LLP

cc. Inicia Inc.

August 5, 2009

Ms. Janice McGuirk
Division of Corporation Finance
United States Security and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE: Form 1-A Amendment No 8
    File No. 24-10228

Dear Ms. McGuirk,

    We have reviewed your comments and revised our document accordingly. Please find to follow responses to your comments listed by number.

With regards, I remain;

Sincerely,

Bruce Dugan

Bruce T. Dugan
Chief Executive Officer

RESPONSES TO YOUR COMMENTS

1. We have attached 15(g) and 15(h) in Exhibits

2. Upon review of your comments we have revised Dilution on page 13.

3. The initial entry was made based on advice from on outside accounting specialist. Upon review of your comment and further accounting research, we have readjusted the financials to reflect and offset the ELGIN shareholders capital stock with additional APIC and eliminated of the subscription receivable.

4. The Secured Note has no maturity date except that the secured parties are to receive monies no less than a pro rata share of any proceeds the Company realizes from this offering and within thirty days thereafter receipt of such proceeds are received by the Company. All other monies that were previously booked as Capital Contributions – but for which no stock has been issued – were re-classified to loans payable. As stated in Note 7 (with full details) of the Notes to Financial Statements, the $69, 825 in outstanding loans are at a rate of zero-interest with no specific or general conversion features or maturity dates.

5. We have corrected the heading to September 30, 2009

6. Upon review of your comments we have revised the statement of cash flows so that any stock issued for which no cash or services were received, we have moved those transactions (i.e. the recapitalization transaction) under "Non Cash Investing Activities." In addition, all other stock issuances are listed in "Cash provided by financing activities."

7. Upon review of your comments we have revised the statement of cash flows so that the Corporate Shell is now listed in "Non Cash Investing Activities."

8. The document has been revised to references FASB Accounting Standards Codification.

9. Answered in three parts as follows:

    a. Material Evens (on Pg. 31) has been revised to further clarify the recession of the preferred shares and the issuance of the Secured Note. Also see note 17 of Notes to Financial Statements where we had previously discussed the recession of the preferred shares and the circumstances surrounding the rescission.

    b. Please see item 17 in Notes to Financial Statements where we had previous stated the authoritative literature upon which we relied to book this asset. Please also note that this has been revised to comply with FASB Accounting Standards Codification.

    c. With the elimination of the subscription receivable this is no longer relevant.

10. We have again attached 15(d) in the Exhibits

11. We have revised Note 7 in the Notes to Financial Statements to list all outstanding loans and terms. The Secured Note is filed as Exhibit 15(g). All other outstanding loans are verbal agreements for which there are therefore no exhibits.